United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2016

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page	5

Vale clarifies Public Civil Action

Rio de Janeiro, May 04, 2016 — Vale S.A. (“Vale”) discloses that, pursuant to CVM Instruction No. 358/2002, as amended, it has learned that a Public Civil Action (Ação Civil Pública) has been filed by the Federal Public Prosecutor (Ministério Público Federal, or “MPF”) relating to the accident at the tailings dam of Samarco Mineração S.A. (“Samarco”), before the 12th Federal Court at Belo Horizonte, against Samarco, BHP Billiton Brasil Ltda. (“BHP”), Vale, the Brazilian Government, the states of Minas Gerais and Espírito Santo, the National Water Agency (Agência Nacional das Águas — ANA), the Brazilian Institute for the Environment and Renewable Natural Resources (Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis — IBAMA), the National Department of Mineral Production (Departamento Nacional de Produção Mineral — DNPM), the Chico Mendes Biodiversity Institute (Instituto Chico Mendes de Biodiversidade — ICMBio), the National Foundation for Indigenous People (Fundação Nacional do Índio — FUNAI), the National Sanitation Agency (Agência Nacional de Vigilância Sanitária — ANVISA), the Institute for the National Historical and Artistic Patrimony (Instituto do Patrimônio Histórico e Artístico Nacional — IPHAN), the Brazilian national development bank Banco Nacional de Desenvolvimento Econômico e Social — BNDES, the State Forestry Institute (Instituto Estadual de Florestas — IEF), the Minas Gerais Water Management Institute (Instituto Mineiro de Gestão de Águas — IGAM), the State Environmental Foundation (Fundação Estadual de Meio Ambiente — FEAM), the Minas Gerais State Institute for Historical and Artistic Patrimony (Instituto Estadual do Patrimônio Histórico e Artístico de Minas Gerais — IEPHA), the States Environmental and Water Resources Institute (Instituto Estadual de Meio Ambiente e Recursos Hídricos — IEMA), the Espírito Santo Agriculature and Forestry Institute (Instituto de Defesa Agropecuária e Florestal do Espírito Santo — IDAF) and the State Water Resources Agency (Agência Estadual de Recursos Hídricos — AGERH).  The Public Civil Action requests a variety of relief and states a total value of 155,052,000,000 Brazilian reais.

Vale clarifies that, according to the MPF complaint, the stated value is not based on the Samarco dam accident, but rather on an unjustified comparison with the Deepwater Horizon oil spill in the Gulf of Mexico.

Vale will take all necessary steps to defend itself.

Finally, Vale also discloses that Samarco has taken all necessary emergency actions in connection with the accident, and that studies and social, economic and environmental remedial measures are already under way, pursuant to the agreement already entered into by Samarco, BHP and Vale with the federal authorities and the Minas Gerais and Espírito Santo state authorities.

For further information, please contact:

+55-21-3485-3900

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: May 04, 2016	By:	/s/ Rogerio T. Nogueira
Rogerio T. Nogueira
Director of Investor Relations